UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-283181-01

USA Rare Earth, LLC

(Exact name of registrant as specified in its charter)

100 W Airport Road,

Stillwater, Oklahoma 74075

813-867-6155

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

None

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	Effective as of March 13, 2025, USA Rare Earth, LLC, a Delaware limited liability company (“USARE LLC”), consummated the previously announced business combination (the “Business Combination”) with USA Rare Earth, Inc., a Delaware corporation (“USARE”) (formerly known as Inflection Point Acquisition Corp. II, a Cayman Islands exempted company (“Inflection Point”)), and IPXX Merger Sub, LLC , a Delaware limited liability company and a direct wholly owned subsidiary of Inflection Point (“Merger Sub”). As part of the Business Combination transactions, Merger Sub merged with and into USARE LLC (the “Company Merger”) with USARE LLC surviving the Company Merger as a wholly-owned subsidiary of USARE. This Form 15 relates solely to the reporting obligations of USARE LLC under the Securities Exchange Act of 1934, as amended, and does not affect the reporting obligations of USARE LLC under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, USA Rare Earth, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

USA RARE EARTH, LLC

Date: May 9, 2025	By:	/s/ David Kronenfeld
	Name:	David Kronenfeld
	Title:	Chief Legal Officer